Exhibit 12.1

EXHIBIT 12.1—STATEMENT REGARDING COMPUTATION OF FINANCIAL RATIOS

(dollar amounts in millions except per share figures)

		2009	2008	2007	2006	2005
1. NET INCOME/(LOSS) ATTRIBUTABLE TO INNOSPEC INC. AS A PERCENT OF SALES
A	Net income/(loss) attributable to Innospec Inc.	$6.4	$12.5	$29.5	$11.4	$(123.7)
B	Net sales	$598.5	$640.5	$602.4	$532.1	$564.8
A % of B		1.1%	2.0%	4.9%	2.1%	(21.9)%

2. EFFECTIVE INCOME TAX RATE AS A PERCENT
C	Income taxes	$11.9	$6.3	$18.2	$20.4	$4.2
D	Income/(loss) before income taxes	$18.3	$18.9	$47.8	$31.9	$(117.9)
C % of D		65.0%	33.3%	38.1%	63.9%	(3.6)%

3. CURRENT RATIO
E	Current assets	$282.9	$256.6	$256.1	$305.3	$239.8
F	Current liabilities	$179.9	$188.1	$160.7	$142.9	$140.5
E % of F		1.6%	1.4%	1.6%	2.1%	1.7%

4. EARNINGS PER SHARE ATTRIBUTABLE TO INNOSPEC INC.
G	Net income/(loss) attributable to Innospec Inc.	$6.4	$12.5	$29.5	$11.4	$(123.7)
H	Basic shares outstanding	23,642	23,595	23,920	24,141	24,737
I	Diluted shares outstanding	24,714	24,391	24,838	25,339	24,737
G/H	Basic earnings per share attributable to Innospec Inc.	$0.27	$0.53	$1.23	$0.47	$(5.00)

G/I	Diluted earnings per share attributable to Innospec Inc.	$0.26	$0.51	$1.19	$0.45	$(5.00)

Shares in thousands, earnings per share attributable to Innospec Inc. in dollars.